# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verastem, Inc., CIK 0001526119
CUSIP: 92337C203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 117 Kendrick Street, Suite 500, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 10/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001932516

## Reporting persons
- Foresite Capital Fund VI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,135,120; shared voting power 0; sole dispositive power 3,135,120; shared dispositive power 0; aggregate amount beneficially owned 3,135,120 (5.1% of the class)
  Comment: Note to Row 5: 3,135,120 shares, except that Foresite Capital Management VI, LLC ("FCM VI"), the general partner of Foresite Capital Fund VI LP ("FCF VI"), may be deemed to have sole power to vote these shares, and James Tananbaum ("Tananbaum"), the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,135,120 shares, except that FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 61,545,270 shares of Common Stock outstanding of Verastem, Inc. (the "Issuer") as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025.
- Foresite Capital Management VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,135,120; shared voting power 0; sole dispositive power 3,135,120; shared dispositive power 0; aggregate amount beneficially owned 3,135,120 (5.1% of the class)
  Comment: Note to Row 5: 3,135,120 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,135,120 21 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 61,545,270 shares of Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025.
- Tananbaum James B.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,135,120; shared voting power 0; sole dispositive power 3,135,120; shared dispositive power 0; aggregate amount beneficially owned 3,135,120 (5.1% of the class)
  Comment: Note to Row 5: 3,135,120 shares, all of which are directly owned by FCF VI. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to vote these shares.
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,135,120 shares, all of which are directly owned by FCF VI. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 61,545,270 shares of Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025.

## Item 1. Issuer
Name of issuer: Verastem, Inc.
Address of issuer's principal executive offices: 117 Kendrick Street, Suite 500 Needham, MA, 02494

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Foresite Capital Fund VI LP, a Delaware limited partnership ("FCF VI"), Foresite Capital Management VI, LLC, a Delaware limited liability company ("FCM VI") and James Tananbaum. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Foresite Capital Management
900 Larkspur Landing Circle, Suite 150Larkspur, CA 94939 See Row 4 of cover page for each Reporting Person.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 4 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of FCF VI and the limited liability company agreement of FCM VI, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: October 23, 2025

FORESITE CAPITAL FUND VI LP

By: FORESITE CAPITAL MANAGEMENT VI, LLC
Its:General Partner

By: /s/ James Tananbaum
Name: James Tananbaum
Title: Managing Member

FORESITE CAPITAL MANAGEMENT VI, LLC

By: /s/ James Tananbaum
Name James Tananbaum
Title: Managing Member

JAMES TANANBAUM

By: /s/ James Tananbaum
Name: James Tananbaum

## Signatures
- Foresite Capital Fund VI LP: /s/ James Tananbaum, James Tananbaum, Managing Member of the General Partner (10/23/2025)
- Foresite Capital Management VI, LLC: /s/ James Tananbaum, James Tananbaum, Managing Member (10/23/2025)
- Tananbaum James B.: /s/ James Tananbaum, James Tananbaum (10/23/2025)